

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

Via Email
Jeffrey P. Fritz
Senior Vice President and Chief Financial Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

Re: Consumer Portfolio Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed May 2, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 001-14116

Dear Mr. Fritz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Credit Experience, page 7

1. We note the reference at the bottom of page 7 to increased delinquency and charge-off percentages being due in part to the decrease in the size of your portfolio and the increase in average age. Please tell us why an increase in the average age of the portfolio contributes to an increase in delinquency and charge-off percentages. Revise future filings accordingly.

2. We note footnotes (2) and (4) to the table on page 8 of your Form 10-K. Please tell us and revise future filings to explain in more detail how the delinquency categories in the table reflect the effect of extensions. Specifically, explain if you categorize extended loans in delinquencies at the date of extension.

Extensions, page 8

3. In regard to your loan extensions, please tell us and disclose the following in your future filings:

- Disclose if these extensions are considered troubled debt restructurings. If not, please explain how you concluded that the extensions did not meet the criteria to be classified as a troubled debt restructuring;

- Provide a robust discussion of your extension activities. Your discussion should include tabular format quantification of the types of concessions made (e.g., rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and a discussion of your successes or failures with the different types of concessions;

- Provide a table that identifies the number and amount of extensions on accrual and nonaccrual;

- Specifically disclose all the factors you consider at the time a loan is extended to determine whether the loan should accrue interest;

- For your extensions that accrue interest at the time the loan is extended, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;

- For your extensions that accrue interest at the time the loan is extended, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured; and

- Disclose how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose your policy regarding how many payments the borrower needs to make on extended loans before returning loans to accrual status.

Provide an update on your extension experience for all of the above areas in your subsequent interim periods, as well as a table detailing contracts with one extension and contracts with two or more extensions similar to the table included on page 8 herein.

Allowance for Finance Credit Losses, page 27

4. We note the continued deterioration in the credit quality of your loan portfolio during 2008 and into fiscal 2011 as evidenced by the significant increase in loan loss provisions and loan charge-offs. We note that for 2008, 2009 and 2010 fiscal periods, total net loan charge-offs were approximately 164%, 170% and 144%, respectively, of the beginning of the year allowance for loan losses in those periods.

Please explain how you concluded that the respective allowance for loan losses were appropriate at each respective annual and interim reporting period given the levels of loan charge-offs and loan loss provisions recorded. As management replenished the allowance for loan losses during these periods, discuss what considerations management gave to reassessing the appropriateness of the allowance and the timeliness of charge-off policies in the previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive loan charge-offs were taken and how and why additional provisions had not been made previously.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Finance Receivables, page F-9

5. We note your disclosure in this footnote that you do not recognize additional interest income until the obligor under the Contract makes sufficient payments to be less than 90 days delinquent. Please tell us and revise future filings to disclose the following:

- Disclose if the obligor has to catch up on all missed principal and interest payments during the 90 day period in order to begin accruing interest income;

- Disclose how you conclude that repayment of interest and principal contractually due on the entire debt is reasonably assured; and

- Disclose how you determine whether the borrower has demonstrated repayment performance.

Allowance for Finance Credit Losses, page F-10

6. We note your disclosure that you analyze credit performance primarily in the aggregate rather than stratification by any particular credit quality indicator. Please tell us how you considered the example credit quality indicators in ASC 310-10-55-19 and how you considered the guidance in ASC 310-10-50-28 through 29 when determining the level of granularity to include in your financial statement footnotes concerning credit quality indicators.

Treatment of Securitizations, page F-11

7. Please tell us how you considered ASC 810-10-65-2.aa.iii.03 and ASU 2009-17 regarding your accounting for sales to qualified special-purpose entities and your subsequent decision to not consolidate the assets and liabilities of those trusts on your consolidated balance sheet.

Note 3. Finance Receivables, page F-17

8. We note your disclosure in this footnote that you have aggregated all of your finance receivables as an individual portfolio segment and class of financing receivable. We note that ASU 2010-20 indicates that segments and classes of financing receivables should be determined based on the risk characteristics of the financing receivables. Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining the appropriate level of your internal reporting to use as a basis for disclosure, and if you could further disaggregate your financing receivables portfolio to provide a greater level of detail needed by a user to understand the risks inherent in your financing receivables

9. Please revise future filings to disclose the recorded investment in financing receivables past due 90 days or more and still accruing. Refer to ASC 310-10-50-7(b).

Note 10 - Income Taxes, page F-23

10. We note you have a $56.6 million deferred tax asset valuation allowance reported for the year ended December 31, 2010. We further note that you included some of the positive evidence you evaluated in your determination of the realization of the possible future realization of deferred tax assets. We understand that the determination of whether or not a valuation allowance is necessary is difficult and requires judgment, particularly when there is significant negative evidence such as recurring net losses and an accumulated deficit. Please provide us with an analysis, for the year ended December 31, 2010 and the subsequent interim reporting periods, detailing both the positive and negative evidence considered to overcome such significant negative evidence in determining the extent of any valuation allowance.

Refer to ASC 740-10-30-21. To the extent that you believe a full valuation allowance is not warranted, tell us and provide a clear discussion addressing the reasons why you believe that it is "more likely than not" that future earnings will be sufficient to realize the remaining deferred tax assets. Refer to ASC 740-10-30-5.

Form 10-K/A filed May 2, 2011

Item 11. Executive Compensation

Summary Compensation Table, page 5

11. Please describe, and revise future filings to disclose, the material factors that led to the payment of bonuses disclosed in the Summary Compensation Table. Refer to Item 402(o) of Regulation S-K.

Bonus Plan, page 7

12. Please file the executive management bonus plan as an exhibit to future Forms 10-K, and to the post-effective amendment filed August 22, 2011. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. If this plan is not set forth in a formal document, file a written description of the plan.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Financial Covenants, page 9

13. We note the disclosure in the second paragraph on page 10 that you believe you will obtain future extension waivers of certain financial covenants because it is not in the interest of any party to transfer servicing. Please tell us why you believe this is the case and make appropriate revisions in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or David Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon, Financial Analyst, at (202) 551-3421 or me at (202) 551-3583 with any other questions.

Sincerely,

/s/ Matt S. McNair

Matt S. McNair
Attorney-Adviser

cc: Mark Creatura, Esq.
            Consumer Portfolio Services, Inc.